INCYTE CORPORATION

Experimental Station, Route 141 & Henry Clay Road

Building E336, Wilmington, DE  19880

(302) 498-6700

Telecopier:  (302) 425-2707

December 22, 2011

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Incyte Corporation
Form 10-K for the Fiscal Year ended December 31, 2010

Filed February 23, 2011

File Number: 001-12400

Dear Mr. Rosenberg:

This letter sets forth the responses of Incyte Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated December 13, 2011.  To facilitate your review of the Company’s responses to the Staff’s comments, we have reproduced below the Staff’s comments followed by the Company’s responses.

Notes to Consolidated Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 62

1.             Regarding the cumulative $49 million milestone payments received from Lily and the $3 million milestone payment received from Pfizer, please tell us what the Company accomplished and when, or what efforts were expended to earn each of the respective milestone payments.  Additionally, please tell us if these are substantive milestone payments that should follow the revenue recognition policy disclosed on page 64 that you recognize milestone payments deemed substantive as revenue upon the achievement of the associated milestone.

Response:

In 2010, the Company recognized and received $49 million in milestone payments from Eli Lilly and Company (“Lilly”) under its License, Development and Commercialization Agreement with Lilly.  A $30 million milestone was due upon the achievement in the Phase IIa clinical trial of LY3009104 for the treatment of rheumatoid arthritis of specified efficacy criteria set forth in the Agreement. This milestone was achieved in May 2010.  A $19 million milestone was due upon the initiation by Lilly of a Phase IIb clinical trial of LY3009104 for the treatment of rheumatoid arthritis.   This milestone was achieved in October 2010.

In 2010, the Company recognized and received a $3 million milestone payment from Pfizer Inc. (“Pfizer”) under its Collaborative Research and License Agreement with Pfizer for its CCR2 antagonist program.  A $3 million milestone was due upon Pfizer’s initiation of a Phase I clinical trial.  This milestone was achieved in April 2010.

As is customary in pharmaceutical development, substantive efforts were required prior to completing the above clinical trial milestones and the associated milestone payments were at risk until the achievement date.  Accordingly, all of the milestone payments described above were considered substantive and were recognized as revenue upon achievement of the associated milestone in accordance with the guidance of ASC 605-28, Milestone Method.

*            *            *

The Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700.

Sincerely yours,

/s/ David C. Hastings
David C. Hastings
Executive Vice President and
Chief Financial Officer

cc:           Eric H. Siegel, Incyte Corporation

Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP